77Q1(b): Copies of the text of any proposal described in answer to sub-item 77D

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PIMCO Emerging Markets Portfolio (Local Markets): Guideline Changes

PIMCO recommends that the Portfolio's non-fundamental name rule policy be revised to state that the Portfolio will invest at least 80% of its assets in a portfolio of currencies of emerging market countries or Fixed Income Instruments denominated in currencies of emerging market countries, each of which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Attached for your review and approval is marked-to-show-changes disclosure from the offering memorandum.

RESOLVED: That the investment guideline change relating to the Emerging Markets Portfolio (Local Markets) as presented at the meeting be, and hereby is, approved.